May 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael Fay
Ms. Kate Tillan, Assistant Chief Accountant Mr. Tim Buchmiller Mr. Geoff Kruczek

Re:	Elite Data Services Inc. Withdrawal of Registration Statement on Form S-1 Filed on September 28, 2015 File No. 333-207171

Ladies and Gentlemen:

On behalf of Elite Data Services, Inc., a Florida corporation (the "Company"), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-207171), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on September 28, 2015 (the "Registration Statement"), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company's securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Jeffrey Stein, Esq. of JMS Law Group, PLLC, the Company's counsel, via email at jstein@jmslg.com or via facsimile at (516) 422-6286.

Should you have any questions regarding this matter, please contact Jeffrey Stein, Esq. at (516) 422-6285.

Very truly yours,

/s/ Charles Rimlinger
Charles Rimlinger
Chief Executive Officer and Director

cc (via e-mail):

Sarah Myers, President, Chief Operations Officer, Secretary and Director

Dr. James Ricketts, Vice President of Investor Relations and Chairman

Stephen Antol, Chief Financial Officer